# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: cbdMD, INC., CIK 0001644903
CUSIP: 12482W309
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2101 Westinghouse Blvd.,, Suite A, Charlotte, North Carolina (NC), 28273
Date of event which requires filing of this statement: 05/06/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001817655

## Reporting persons
- CRC Investment Fund LP ("CRC LP"): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 823,125; sole dispositive power 0; shared dispositive power 823,125; aggregate amount beneficially owned 823,125 (9.2% of the class)
  Comment: * See footnotes under Item 4
- NM 2018 Trust dated April 4, 2018: type of reporting person: other (OO); citizenship or place of organization: Tennessee (TN); sole voting power 0; shared voting power 126,750; sole dispositive power 0; shared dispositive power 126,750; aggregate amount beneficially owned 126,750 (1.4% of the class)
  Comment: * See footnotes under Item 4.
- AMC Legacy Trust dated December 21, 2012: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 36,976; sole dispositive power 0; shared dispositive power 36,976; aggregate amount beneficially owned 36,976 (0.4% of the class)
  Comment: * See footnotes under Item 4
- Clark R. Crosnoe: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 986,851; sole dispositive power 0; shared dispositive power 986,851; aggregate amount beneficially owned 986,851 (11.1% of the class)
  Comment: * See footnotes under Item 4

## Item 1. Issuer
Name of issuer: cbdMD, INC.
Address of issuer's principal executive offices: 2101 Westinghouse Blvd., Suite A Charlotte, North Carolina 28273

## Item 2. Person Filing
Name of person filing:
i) CRC Investment Fund LP ("CRC LP")

ii) NM 2018 Trust dated April 4, 2018 ("NM 2018 Trust")

iii) AMC Legacy Trust dated December 12, 2021 ("AMC Legacy Trust")

iv) Clark R. Crosnoe
Address of principal business office or, if none, residence: 4801 W. Lovers Lane Dallas, Texas 75209
Citizenship:
i) Texas
ii) Tennessee
iii) Texas
iv) United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 986,851(1)
Percent of class: 11.1% (2)
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 986,851
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
986,851

(1) Includes 823,125 common shares held by CRC LP; 126,750 common shares held by NM 2018 Trust; and 36,976 common shares held by AMC Legacy Trust. Mr. Crosnoe is the sole member of CRC Investment Fund GP, LLC, the general partner of CRC LP., and has investment authority with respect to the securities directly beneficially owned by each trust. Mr. Crosnoe disclaims beneficial ownership of securities directly beneficially owned by CRC LP and each of the trusts except to the extent of his pecuniary interest therein.

(2) Based on 8,907,854 outstanding common shares as of May 6, 2025 (based on 6,262,833 shares outstanding as of February 21, 2025 as disclosed in the Issuer's proxy statement filed with the SEC on February 25, 2025 and after giving effect to (i) the issuance of 65,000,000 common shares upon conversion of each share of the Issuer's 8% Series A Cumulative Convertible Preferred Stock and (ii) a one-for- eight reverse stock split, each effective as of May 6, 2025).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- CRC Investment Fund LP ("CRC LP"): /s/ Clark R. Crosnoe, Clark R. Crosnoe, Managing Member (05/12/2025)
- NM 2018 Trust dated April 4, 2018: /s/ Clark R. Crosnoe, Clark R. Crosnoe, Attorney-in-Fact (05/12/2025)
- AMC Legacy Trust dated December 21, 2012: /s/ Clark R. Crosnoe, Clark R. Crosnoe, Attorney-in-Fact (05/12/2025)
- Clark R. Crosnoe: /s/ Clark R. Crosnoe, Clark R. Crosnoe (05/12/2025)